UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): December 30, 2025

HAPPYNEST REIT, INC.

(Exact name of issuer as specified in its charter)

Maryland	82-4479116
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1997 Annapolis Exchange Parkway, Suite 300
Annapolis, Maryland 21401
(Full mailing address of principal executive offices)

(800) 507-7345
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock, par value $0.0001 per share.

Item 3.	Material Modification of the Rights of Securityholders

Termination of the Share Redemption Program

On December 30, 2025, a majority of the board of directors of HappyNest REIT, Inc. (the “Company”) voted to terminate the share-redemption program of the Company (the “Share Repurchase Program”).

Previously, shareholders of the Company were permitted to request to redeem their shares pursuant to the Share Repurchase Program.

The board of directors of the Company found it advisable and in the best interests of the Company to terminate the Share Repurchase Program for compliance with the exemptive provisions of section 3(c)(5)(C) of the Investment Company of 1940.

The Share Repurchase Program will be terminated thirty (30) days after the date of this Form 1−U on January 29, 2026.

Item 9.	Other Events

Termination of the Dividend Reinvestment Program

On December 30, 2025, a majority of the board of directors of the Company voted to terminate the dividend-reinvestment program of the Company (the “Dividend Reinvestment Program,” or “DRIP”).

Previously, shareholders of the Company were automatically enrolled in the Dividend Reinvestment Program. The Dividend Reinvestment used the dividends made by the Company to its shareholders to reinvest in additional shares of common stock of the Company.

However, the board of directors of the Company found it advisable and in the best interests of the Company to terminate the Dividend Reinvestment Program for compliance with Regulation A.

The Share Repurchase Program will be terminated ten (10) days after the date of this Form 1−U on January 9, 2026.

Termination of the Round Up Program

On December 24, 2025, a majority of the board of directors of the Company voted to terminate the round-up program of the Company (the “Round Up Program”).

Previously, the Company allowed purchasers of its securities the ability to “round up” a purchase of securities.

However, the board of directors of the Company found it advisable and in the best interests of the Company to terminate the Round Up Program for compliance with Regulation A.

The Share Repurchase Program is terminated effective December 30, 2025.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAPPYNEST REIT, INC.

	By:	/s/ Jesse Prince
		Name:	Jesse Prince
		Title:	Chief Executive Officer, Chief Financial Officer,
President, Treasurer and Secretary (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date: December 30, 2025